Exhibit (h)(3)(iii)

September 30, 2014

Gateway Trust

399 Boylston Street

Boston, MA 02116

Re:	Fee Waiver/Expense Reimbursement

Ladies and Gentlemen:

Gateway Investment Advisers, LLC (“Gateway”) notifies you that it will reduce its management fee and to the extent necessary, bear certain expenses of the Gateway Equity Call Premium Fund (the “Fund”) through April 30, 2016 to the extent that the total annual fund operating expenses of each class of the Fund, exclusive of acquired fund fees and expenses, brokerage, interest, taxes and organizational and extraordinary expenses, such as litigation and indemnification expenses, would exceed the following annual rates:

Name of Fund	Expense Cap
September 30, 2014 through April 30, 2016:

Gateway Equity Call Premium Fund[1]	1.20% for Class A shares
1.95% for Class C shares
0.95% for Class Y shares

[1]	NGAM Advisors, L.P. (“NGAM Advisors”) will bear a portion of the waiver. The NGAM Advisors portion of the waiver will be equal to the ratio of the NGAM Advisors Support Services Fee (“Support Services Fee”) divided by the management fee earned by Gateway.

With respect to the Fund, subject to applicable legal requirements, Gateway shall be permitted to recover, on a class-by-class basis, management fees reduced and/or any expenses it has borne subsequent to the effective date of this Letter Agreement in later periods to the extent that a class’ total annual fund operating expenses fall below the annual rates set forth above; provided, however, that Gateway is not entitled to recover any such reduced fees and expenses with respect to a class more than one year after the end of the fiscal year in which the fee/expense was incurred.

During the period covered by this agreement, the expense cap arrangement set forth above for each of the Funds may only be modified by a majority vote of the “non-interested” Trustees of the Gateway Trust.

Exhibit (h)(3)(iii)

For purposes of determining any such waiver or expense reimbursement, expenses of the class of the Fund shall not reflect the application of balance credits made available by the Fund’s custodian or arrangements under which broker-dealers that execute portfolio transactions for the Fund agree to bear some portion of Fund expenses.

We understand and intend that you will rely on this undertaking in preparing and filing the Registration Statement on Form N-1A for the Fund with the Securities and Exchange Commission, in accruing the Fund’s expenses for purposes of calculating its net asset value per share, and for other purposes permitted under Form N-1A and/or the Investment Company Act of 1940, as amended, and expressly permit you to do so.

GATEWAY INVESTMENT ADVISERS, LLC

By:	/s/ Paul R. Stewart
Name:	Paul R. Stewart
Title:	Chief Executive Officer and President